UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

First Gen Corporation

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Republic of The Philippines

(Jurisdiction of Subject Company’s Incorporation or Organization)

Philippines Clean Energy Holding Inc.

(Name of Person(s) Furnishing Form)

Common Shares, par value PHP1.00 per share

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Rachel R. Hernandez (Corporate Secretary), 6F Rockwell Business Center, Tower 3, Ortigas Avenue, Pasig City,
1604, Philippines, Tel: + (632) 3449-6388

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 1, 2021

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)   A copy of the Tender Offer Report on Form 19-1 (the “Tender Offer Report”) filed with the Securities and Exchange Commission of the Republic of the Philippines (the “Philippines SEC”) relating to the offer by Philippines Clean Energy Holding Inc. to acquire the securities of First Gen Corporation, filed with the Philippines SEC on August 31, 2021, is attached to this Form CB as Exhibit 99.1.

(b)   Not applicable.

Item 2. Informational Legends

Not applicable

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

In connection with furnishing this Form CB, Philippines Clean Energy Holding Inc. is concurrently furnishing an irrevocable consent and power of attorney on Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Monina Jane Sioson Nazal
(Signature)

Monina Jane Sioson Nazal, Director
(Name and Title)

September 1, 2021
(Date)